Exhibit 99.1

FINANCIAL SUMMARY

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

FY2010 Third Quarter
(April 1, 2009 through December 31, 2009)

English translation from the original Japanese-language document

  TOYOTA MOTOR CORPORATION

Cautionary Statement

This report contains summarized and condensed financial information prepared in accordance with accounting principles generally accepted in the United States of America.  Certain prior year amounts have been reclassified to conform to the presentations for the current quarterly financial statements.

FY2010 Third Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)
English translation from the original Japanese-language document

 February 4, 2010
Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL	:	http://www.toyota.co.jp
Representative	:	Akio Toyoda, President
Contact person	:	Naoki Kojima, General Manager, Accounting Division
Tel. (0565)28-2121
Filing date of quarterly securities report	:	February 12, 2010
Payment date of cash dividends	:	—

(Amounts are rounded to the nearest million yen)
1.  Consolidated Results for FY2010 First Nine Months (April 1, 2009 through December 31, 2009)
(1) Consolidated financial results (For the nine months ended December 31)					(% of change from previous first nine months)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies
	Million yen	%	Million yen	%	Million yen	%
FY2010 first nine months	13,670,533	-19.6	52,250	-76.4	161,912	-54.3
FY2009 first nine months	16,993,248	-13.8	221,517	-88.2	354,348	-82.4

	Net income per share - Basic	Net income per share - Diluted
	Yen	Yen
FY2010 first nine months	—	—
FY2009 first nine months	—	—
Net income attributable to Toyota Motor Corporation*: FY2010 first nine months  97,233 million yen,  FY2009 first nine months  328,828 million yen
Net income attributable to Toyota Motor Corporation per share – Basic*: FY2010 first nine months  31.01 yen,  FY2009 first nine months  104.66 yen
Net income attributable to Toyota Motor Corporation per share – Diluted*: FY2010 first nine months  31.01 yen,  FY2009 first nine months  104.66 yen
*“Net income attributable to Toyota Motor Corporation” is equivalent to “Net income” up to FY2009.

(2) Consolidated financial position
	Total assets	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation shareholders’ equity per share
	Million yen	Million yen	%	Yen
FY2010 third quarter	29,552,531	10,133,132	34.3	3,231.22
FY2009	29,062,037	10,061,207	34.6	3,208.41

2.  Cash dividends
	Cash dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2009	—	65.00	—	35.00	100.00
FY2010	—	20.00	—
FY2010 (forecast)				—	—
(Note) Revisions to the forecast of cash dividends in the current quarter: none

3.  Forecast of consolidated results for FY2010 (April 1, 2009 through March 31, 2010)
(% of change from FY2009)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies
	Million yen	%	Million yen	%	Million yen	%
FY2010	18,500,000	-9.9	-20,000	—	90,000	—
(Note) Revisions to the forecast of consolidated results in the current quarter: yes
Net income attributable to Toyota Motor Corporation*: FY2010  80,000 million yen
Net income attributable to Toyota Motor Corporation per share – Basic*: FY2010  25.51 yen
*“Net income attributable to Toyota Motor Corporation” is equivalent to “Net income” up to FY2009.

4.  Others
(1)	Changes in significant subsidiaries during the current period
(Changes in specified subsidiaries that caused a change in the scope of consolidation): yes
New:     None
Excluded: 1 company (Company name: XTMCA Ltd.)
Note: For more details, please see page 5 “4.Other”.

(2)	Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements: yes
Note: For more details, please see page 5 “4.Other”.

(3)	Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements
(i)	Changes by a newly issued accounting pronouncement: yes
(ii)	Changes other than (3)-(i) above: none
Note: For more details, please see page 6 “4.Other”.

(4)	Number of shares issued and outstanding (common stock)
(i)	Number of shares issued and outstanding at the end of each period (including treasury stock): FY2010 third quarter 3,447,997,492 shares, FY2009 3,447,997,492 shares
(ii)	Number of treasury stock at the end of each period: FY2010 third quarter 311,990,847 shares, FY2009 312,115,017 shares
(iii)	Average number of shares issued and outstanding in each period: FY2010 first nine months 3,135,982,005 shares, FY2009 first nine months 3,141,876,897 shares

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s forecasts for consolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of future litigation and other legal proceedings; (vi) political instability in the markets in which Toyota operates; (vii) Toyota’s ability to timely develop and achieve market acceptance of new products; and (viii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with accounting principles generally accepted in the United States of America.  Certain prior year amounts have been reclassified to conform to the presentations for the current quarterly financial statements.

TOYOTA MOTOR CORPORATION  FY2010 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.	Qualitative Information Concerning Consolidated Financial Results for FY2010 First Nine Months

(1)	Financial Results

Consolidated vehicle unit sales in Japan and overseas decreased by 894 thousand units, or 14.7%, to 5,195 thousand units in FY2010 first nine months (For the nine months ended December 31, 2009) compared with FY2009 first nine months (For the nine months ended December 31, 2008).  Vehicle unit sales in Japan increased by 5 thousand units, or 0.3%, to 1,486 thousand units in FY2010 first nine months compared with FY2009 first nine months.  Meanwhile, overseas vehicle unit sales decreased by 899 thousand units, or 19.5%, to 3,709 thousand units in FY2010 first nine months compared with FY2009 first nine months.
As for the results of operations, net revenues decreased by 3,322.7 billion yen, or 19.6%, to 13,670.5 billion yen in FY2010 first nine months compared with FY2009 first nine months, and operating income decreased by 169.3 billion yen, or 76.4%, to 52.2 billion yen in FY2010 first nine months compared with FY2009 first nine months.  Among the factors contributing to an increase in operating income were the effects of reduction in fixed costs of 470.0 billion yen, cost reduction efforts of 360.0 billion yen, and other factors of 30.7 billion yen. On the other hand, factors resulting in the decrease in operating income primarily included the effects of sales volume and mix of 700.0 billion yen and changes in exchange rates of 330.0 billion yen.  Income before income taxes and equity in earnings of affiliated companies decreased by 192.4 billion yen, or 54.3%, to 161.9 billion yen in FY2010 first nine months compared with FY2009 first nine months.  Net income attributable to Toyota Motor Corporation decreased by 231.6 billion yen, or 70.4%, to 97.2 billion yen in FY2010 first nine months compared with FY2009 first nine months.

*     “Net income attributable to Toyota Motor Corporation” is equivalent to “Net income” up to FY2009.

(2)	Segment Operating Results

(i) Automotive:
Net revenues for the automotive operations decreased by 3,089.4 billion yen, or 20.0%, to 12,382.4 billion yen in FY2010 first nine months compared with FY2009 first nine months, and operating income decreased by 369.2 billion yen to an operating loss of 135.9 billion yen in FY2010 first nine months compared with FY2009 first nine months.  The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales and the effects of changes in exchange rates, despite the effects of reduction in fixed costs and cost reduction efforts.

(ii) Financial services:
Net revenues for the financial services operations decreased by 145.1 billion yen, or 13.4%, to 939.2 billion yen in FY2010 first nine months compared with FY2009 first nine months. However, operating income increased by 221.6 billion yen, to 205.0 billion yen in FY2010 first nine months compared with FY2009 first nine months.  The increase in operating income was mainly due to decreases in the provision for credit losses, net charge-offs and allowance for residual value losses, and the recording of valuation gains on interest rate swaps stated at fair value by sales finance subsidiaries.

(iii) All other:
Net revenues for all other businesses decreased by 241.3 billion yen, or 26.9%, to 655.4 billion yen in FY2010 first nine months compared with FY2009 first nine months, and operating income decreased by 25.8 billion yen, to an operating loss of 14.0 billion yen in FY2010 first nine months compared with FY2009 first nine months.

TOYOTA MOTOR CORPORATION  FY2010 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3)	Geographic Information

(i) Japan:
Net revenues in Japan decreased by 2,289.4 billion yen, or 22.4%, to 7,932.0 billion yen in FY2010 first nine months compared with FY2009 first nine months, and operating income decreased by 381.2 billion yen to an operating loss of 223.7 billion yen in FY2010 first nine months compared with FY2009 first nine months.  The decrease in operating income was mainly due to decreases in both production volume and vehicle exports, and the effects of changes in exchange rates, despite the effects of cost reduction efforts and reduction in fixed costs.

(ii) North America:
Net revenues in North America decreased by 1,075.0 billion yen, or 20.3%, to 4,217.0 billion yen in FY2010 first nine months compared with FY2009 first nine months. However, operating income increased by 319.8 billion yen, to 106.6 billion yen in FY2010 first nine months compared with FY2009 first nine months.  The increase in operating income was mainly due to decreases in the provision for credit losses, net charge-offs and allowance for residual value losses, and the recording of valuation gains on interest rate swaps stated at fair value by sales finance subsidiaries, despite decreases in both production volume and vehicle unit sales.

(iii) Europe:
Net revenues in Europe decreased by 804.1 billion yen, or 32.9%, to 1,640.3 billion yen in FY2010 first nine months compared with FY2009 first nine months, and operating loss was 40.0 billion yen, a decrease in operating income of 5.4 billion yen in FY2010 first nine months compared with FY2009 first nine months.  The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

(iv) Asia:
Net revenues in Asia decreased by 463.5 billion yen, or 20.1%, to 1,846.4 billion yen in FY2010 first nine months compared with FY2009 first nine months, and operating income decreased by 45.1 billion yen, or 25.4%, to 132.6 billion yen in FY2010 first nine months compared with FY2009 first nine months.  The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

(v) Other (Central and South America, Oceania and Africa):
Net revenues in other regions decreased by 375.9 billion yen, or 23.5%, to 1,227.0 billion yen in FY2010 first nine months compared with FY2009 first nine months, and operating income decreased by 32.7 billion yen, or 29.0% to 80.0 billion yen in FY2010 first nine months compared with FY2009 first nine months.  The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

2.	Qualitative Information Concerning Consolidated Financial Position for FY2010 First Nine Months

Cash flows from operating activities resulted in an increase in cash by 2,051.3 billion yen in FY2010 first nine months.  Net cash provided by operating activities increased by 924.1 billion yen compared with 1,127.2 billion yen in FY2009 first nine months.  Cash flows from investing activities resulted in a decrease in cash by 2,140.9 billion yen in FY2010 first nine months.  Net cash used in investing activities decreased by 658.7 billion yen compared with 1,482.2 billion yen in FY2009 first nine months.  Cash flows from financing activities resulted in a decrease in cash by 202.5 billion yen in FY2010 first nine months.  Net cash provided by financing activities decreased by 827.7 billion yen compared with 625.2 billion yen in FY2009 first nine months.  After taking into account the effect of changes in exchange rates, cash and cash equivalents decreased by 308.7 billion yen, or 12.6%, to 2,135.5 billion yen at the end of FY2010 first nine months compared with the end of FY2009.

TOYOTA MOTOR CORPORATION  FY2010 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3.	Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2010

Reflecting the upward revision of our sales plan based on our recent business performance and favorable results obtained from a variety of measures for profit improvement, the current forecast of consolidated financial results for FY2010 (April 1, 2009 through March 31, 2010) is set forth below.  This forecast assumes average exchange rates through the fiscal year of 92 yen per US$1 and 131 yen per 1 Euro.

Forecast of consolidated results for FY2010

Net revenues	18,500.0 billion yen (a decrease of 9.9% compared with FY2009)
Operating loss	(20.0) billion yen (a decrease of — compared with FY2009)
Income before income taxes and equity in earnings of affiliated companies	90.0 billion yen (an increase of — compared with FY2009)
Net income attributable to Toyota Motor Corporation	80.0 billion yen (an increase of — compared with FY2009)
*“Net income attributable to Toyota Motor Corporation” is equivalent to “Net income” up to FY2009.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.
When using the forecast of financial results, please refer to the Cautionary Statement with Respect to Forward-Looking Statements on page 2.

4.	Other

(1)	Changes in significant subsidiaries during the current period
(Changes in specified subsidiaries that caused a change in the scope of consolidation)

XTMCA Ltd., which was a specified subsidiary, has been liquidated on October 13, 2009.

(2)	Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies by estimated annual effective tax rates. These estimated effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that are expected to affect estimated effective tax rates.

TOYOTA MOTOR CORPORATION  FY2010 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3)	Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued updated guidance of accounting for and disclosure of business combinations. This guidance establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest, and the goodwill acquired in a business combination or a gain from a bargain purchase. Also, this guidance provides several new disclosure requirements that enable users of the financial statements to evaluate the nature and financial effects of the business combination. Toyota and its consolidated subsidiaries (“Toyota”) adopted this guidance from the business combinations on and after the beginning of fiscal year begun on or after December 15, 2008. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

In December 2007, FASB issued updated guidance of accounting for and disclosure of consolidation. This guidance establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Toyota adopted this guidance from the interim period within the fiscal year begun on or after December 15, 2008. As a result, noncontrolling interest, formerly reported as minority interest, is reported as shareholders’ equity in the quarterly consolidated balance sheets, and the amount of net income attributable to the parent and to the noncontrolling interest are identified and presented in the quarterly consolidated statements of income. Since the presentation and disclosure requirements have been applied retrospectively for all periods presented in the consolidated financial statements in which this guidance is applied, certain prior year amounts have been reclassified to conform to this guidance. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

In April 2009, FASB issued updated guidance of accounting for and disclosure of investments. This guidance revises the recognition and presentation requirements for other-than-temporary impairments of debt securities, and contains additional disclosure requirements related to debt and equity securities. Toyota adopted this guidance from the interim period ended after June 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

In May 2009, FASB issued updated guidance of accounting for and disclosure of subsequent events. This guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. Toyota adopted this guidance from the interim period ended after June 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION  FY2010 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

5.	Consolidated Production and Sales

(1) Production
(Units)
Business segment		FY2009 first nine months (April 1, 2008 through December 31, 2008)	FY2010 first nine months (April 1, 2009 through December 31, 2009)	Increase (Decrease)
Automotive	Japan	3,539,735	2,827,950	(711,785))
	North America	770,580	755,838	(14,742))
	Europe	393,405	318,572	(74,833))
	Asia	770,984	715,364	(55,620))
	Other	365,793	258,380	(107,413))
	Total	5,840,497	4,876,104	(964,393))
Other	Housing	3,789	3,246	(543))

Business segment		FY2009 third quarter (October 1, 2008 through December 31, 2008)	FY2010 third quarter (October 1, 2009 through December 31, 2009)	Increase (Decrease)
	Japan	1,088,890	1,119,078	30,188
	North America	208,180	303,719	95,539
	Europe	98,827	112,152	13,325
Automotive	Asia	249,862	287,397	37,535
	Other	105,583	98,979	(6,604))
	Total	1,751,342	1,921,325	169,983
Other	Housing	1,463	1,303	(160))

Note:	1 Production in “Automotive” indicates production units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)
(Units)
Business segment		FY2009 first nine months (April 1, 2008 through December 31, 2008)	FY2010 first nine months (April 1, 2009 through December 31, 2009)	Increase (Decrease)
	Japan	1,481,279	1,485,792	4,513
	North America	1,878,991	1,546,846	(332,145))
	Europe	812,689	654,368	(158,321))
Automotive	Asia	732,150	699,702	(32,448))
	Other	1,183,722	808,304	(375,418))
	Total	6,088,831	5,195,012	(893,819))
Other	Housing	3,937	3,486	(451))

Business segment		FY2009 third quarter (October 1, 2008 through December 31, 2008)	FY2010 third quarter (October 1, 2009 through December 31, 2009)	Increase (Decrease)
	Japan	464,927	582,988	118,061
	North America	521,422	642,377	120,955
	Europe	234,589	219,457	(15,132))
Automotive	Asia	221,949	277,203	55,254
	Other	394,958	342,987	(51,971))
	Total	1,837,845	2,065,012	227,167
Other	Housing	1,501	1,427	(74))

Note:	1 Sales in “Automotive” indicates sales units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION  FY2010 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

6. Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheets
(Amount: million yen)
	FY2010 third quarter (As of December 31, 2009)	FY2009 (As of March 31, 2009)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,135,559	2,444,280	(308,721)
Time deposits	371,168	45,178	325,990
Marketable securities	1,375,643	495,326	880,317
Trade accounts and notes receivable, less allowance for doubtful accounts	1,631,793	1,392,749	239,044
Finance receivables, net	4,021,382	3,891,406	129,976
Other receivables	357,084	332,722	24,362
Inventories	1,416,601	1,459,394	(42,793)
Deferred income taxes	510,422	605,331	(94,909)
Prepaid expenses and other current assets	551,438	632,543	(81,105)
Total current assets	12,371,090	11,298,929	1,072,161
Noncurrent finance receivables, net	5,629,273	5,655,545	(26,272)
Investments and other assets:
Marketable securities and other securities investments	2,216,098	2,102,874	113,224
Affiliated companies	1,829,587	1,826,375	3,212
Employees receivables	67,550	69,523	(1,973)
Other	670,136	707,110	(36,974)
Total investments and other assets	4,783,371	4,705,882	77,489
Property, plant and equipment:
Land	1,254,219	1,257,409	(3,190)
Buildings	3,675,211	3,633,954	41,257
Machinery and equipment	9,317,464	9,201,093	116,371
Vehicles and equipment on operating leases	2,577,347	2,836,881	(259,534)
Construction in progress	205,007	263,602	(58,595)
Subtotal	17,029,248	17,192,939	(163,691)
Less – Accumulated depreciation	(10,260,451)	(9,791,258)	(469,193)
Total property, plant and equipment, net	6,768,797	7,401,681	(632,884)
Total assets	29,552,531	29,062,037	490,494

TOYOTA MOTOR CORPORATION  FY2010 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(Amount: million yen)
	FY2010 third quarter (As of December 31, 2009)	FY2009 (As of March 31, 2009)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	3,378,376	3,617,672	(239,296)
Current portion of long-term debt	2,285,943	2,699,512	(413,569)
Accounts payable	1,701,706	1,299,455	402,251
Other payables	636,651	670,634	(33,983)
Accrued expenses	1,551,414	1,540,681	10,733
Income taxes payable	92,715	51,298	41,417
Other current liabilities	767,717	710,041	57,676
Total current liabilities	10,414,522	10,589,293	(174,771)
Long-term liabilities:
Long-term debt	6,915,321	6,301,469	613,852
Accrued pension and severance costs	642,675	634,612	8,063
Deferred income taxes	704,595	642,293	62,302
Other long-term liabilities	204,922	293,633	(88,711)
Total long-term liabilities	8,467,513	7,872,007	595,506
Total liabilities	18,882,035	18,461,300	420,735

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value,	397,050	397,050	—
authorized: 10,000,000,000 shares as of December 31, 2009 and March 31, 2009 issued: 3,447,997,492 shares as of December 31, 2009 and March 31, 2009
Additional paid-in capital	502,853	501,211	1,642
Retained earnings	11,456,379	11,531,622	(75,243)
Accumulated other comprehensive income (loss)	(962,767)	(1,107,781)	145,014
Treasury stock, at cost,	(1,260,383)	(1,260,895)	512
311,990,847 shares as of December 31, 2009 and 312,115,017 shares as of March 31, 2009
Total Toyota Motor Corporation shareholders’ equity	10,133,132	10,061,207	71,925
Noncontrolling interest	537,364	539,530	(2,166)
Total shareholders’ equity	10,670,496	10,600,737	69,759
Commitments and contingencies
Total liabilities and shareholders’ equity	29,552,531	29,062,037	490,494

TOYOTA MOTOR CORPORATION  FY2010 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Quarterly Consolidated Statements of Income

(First nine months ended December 31)
(Amount: million yen)
	FY2009 first nine months (Nine months ended December 31, 2008)	FY2010 first nine months (Nine months ended December 31, 2009)	Increase (Decrease)
Net revenues:
Sales of products	15,928,814	12,746,837	(3,181,977)
Financing operations	1,064,434	923,696	(140,738)
Total net revenues	16,993,248	13,670,533	(3,322,715)
Costs and expenses:
Cost of products sold	14,058,848	11,602,925	(2,455,923)
Cost of financing operations	783,916	534,904	(249,012)
Selling, general and administrative	1,928,967	1,480,454	(448,513)
Total costs and expenses	16,771,731	13,618,283	(3,153,448)
Operating income	221,517	52,250	(169,267)
Other income (expense):
Interest and dividend income	119,012	61,500	(57,512)
Interest expense	(38,895)	(26,405)	12,490
Foreign exchange gain, net	46,342	46,094	(248)
Other income, net	6,372	28,473	22,101
Total other income (expense)	132,831	109,662	(23,169)
Income before income taxes and equity in earnings of affiliated companies	354,348	161,912	(192,436)
Provision for income taxes	158,504	62,217	(96,287)
Equity in earnings of affiliated companies	146,498	2,916	(143,582)
Net income	342,342	102,611	(239,731)
Less: Net income attributable to the noncontrolling interest	(13,514)	(5,378)	8,136
Net income attributable to Toyota Motor Corporation	328,828	97,233	(231,595)

			(Amount: yen)
Net income attributable to Toyota Motor Corporation per share
Basic	104.66	31.01	(73.65)
Diluted	104.66	31.01	(73.65)

TOYOTA MOTOR CORPORATION  FY2010 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(Third quarter for the three months ended December 31)
(Amount: million yen)
	FY2009 third quarter (Three months ended December 31, 2008)	FY2010 third quarter (Three months ended December 31, 2009)	Increase (Decrease)
Net revenues:
Sales of products	4,465,104	4,990,932	525,828
Financing operations	337,739	301,958	(35,781)
Total net revenues	4,802,843	5,292,890	490,047
Costs and expenses:
Cost of products sold	4,155,015	4,390,531	235,516
Cost of financing operations	352,549	170,374	(182,175)
Selling, general and administrative	655,830	542,876	(112,954)
Total costs and expenses	5,163,394	5,103,781	(59,613)
Operating income (loss)	(360,551)	189,109	549,660
Other income (expense):
Interest and dividend income	40,602	21,533	(19,069)
Interest expense	(12,069)	(7,240)	4,829
Foreign exchange gain, net	13,901	16,593	2,692
Other income, net	35,978	4,892	(31,086)
Total other income (expense)	78,412	35,778	(42,634)
Income (loss) before income taxes and equity in earnings of affiliated companies	(282,139)	224,887	507,026
Provision for income taxes	(100,351)	115,719	216,070
Equity in earnings of affiliated companies	2,360	58,420	56,060
Net income (loss)	(179,428)	167,588	347,016
Less: Net (income) loss attributable to the noncontrolling interest	14,787	(14,369)	(29,156)
Net income (loss) attributable to Toyota Motor Corporation	(164,641)	153,219	317,860

(Amount: yen)
Net income (loss) attributable to Toyota Motor Corporation per share
Basic	(52.49)	48.86	101.35
Diluted	(52.49)	48.86	101.35

TOYOTA MOTOR CORPORATION  FY2010 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Quarterly Consolidated Statements of Cash Flows
(Amount: million yen)
	FY2009 first nine months (Nine months ended December 31, 2008)	FY2010 first nine months (Nine months ended December 31, 2009)
Cash flows from operating activities:
Net income	342,342	102,611
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,109,341	1,046,658
Provision for doubtful accounts and credit losses	163,904	62,142
Pension and severance costs, less payments	(30,926)	(753)
Losses on disposal of fixed assets	40,805	28,362
Unrealized losses on available-for-sale securities, net	21,631	1,563
Deferred income taxes	45,965	95,332
Equity in earnings of affiliated companies	(146,498)	(2,916)
Changes in operating assets and liabilities, and other	(419,349)	718,337
Net cash provided by operating activities	1,127,215	2,051,336
Cash flows from investing activities:
Additions to finance receivables	(6,375,517)	(5,859,593)
Collection of and proceeds from sales of finance receivables	5,697,890	5,601,367
Additions to fixed assets excluding equipment leased to others	(1,004,437)	(449,572)
Additions to equipment leased to others	(827,369)	(586,504)
Proceeds from sales of fixed assets excluding equipment leased to others	30,975	39,592
Proceeds from sales of equipment leased to others	270,411	372,193
Purchases of marketable securities and security investments	(411,459)	(1,392,873)
Proceeds from sales of and maturity of marketable securities and security investments	960,670	481,518
Payment for additional investments in affiliated companies, net of cash acquired	(45)	—
Changes in investments and other assets, and other	176,652	(347,091)
Net cash used in investing activities	(1,482,229)	(2,140,963)
Cash flows from financing activities:
(Purchase) reissuance of common stock	(70,536)	521
Proceeds from issuance of long-term debt	1,583,694	2,300,263
Payments of long-term debt	(1,996,759)	(2,109,549)
Increase (decrease) in short-term borrowings	1,548,801	(221,328)
Dividends paid	(439,992)	(172,476)
Net cash provided by (used in) financing activities	625,208	(202,569)
Effect of exchange rate changes on cash and cash equivalents	(169,235)	(16,525)
Net increase (decrease) in cash and cash equivalents	100,959	(308,721)
Cash and cash equivalents at beginning of period	1,628,547	2,444,280
Cash and cash equivalents at end of period	1,729,506	2,135,559

Note:
In the Quarterly Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(4) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION  FY2010 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(5) Segment Information

(i) Segment operating results

FY2009 first nine months (Nine months ended December 31, 2008)
(Amount: million yen)
	Automotive	Financial Services	All Other	Intersegment Elimination	Consolidated
Net revenues:
(1) Sales to external customers	15,460,085	1,064,434	468,729	—	16,993,248
(2) Intersegment sales	11,751	19,876	427,980	(459,607)	—
Total	15,471,836	1,084,310	896,709	(459,607)	16,993,248
Operating expenses	15,238,544	1,100,940	884,894	(452,647)	16,771,731
Operating income (loss)	233,292	(16,630)	11,815	(6,960)	221,517

FY2010 first nine months (Nine months ended December 31, 2009)
(Amount: million yen)
	Automotive	Financial Services	All Other	Intersegment Elimination	Consolidated
Net revenues:
(1) Sales to external customers	12,374,839	923,696	371,998	—	13,670,533
(2) Intersegment sales	7,543	15,558	283,427	(306,528)	—
Total	12,382,382	939,254	655,425	(306,528)	13,670,533
Operating expenses	12,518,344	734,188	669,421	(303,670)	13,618,283
Operating income (loss)	(135,962)	205,066	(13,996)	(2,858)	52,250

TOYOTA MOTOR CORPORATION  FY2010 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

FY2009 third quarter (Three months ended December 31, 2008)
(Amount: million yen)
	Automotive	Financial Services	All Other	Intersegment Elimination	Consolidated
Net revenues:
(1) Sales to external customers	4,308,267	337,739	156,837	—	4,802,843
(2) Intersegment sales	2,819	8,833	137,474	(149,126)	—
Total	4,311,086	346,572	294,311	(149,126)	4,802,843
Operating expenses	4,543,732	470,460	294,295	(145,093)	5,163,394
Operating income (loss)	(232,646)	(123,888)	16	(4,033)	(360,551)

FY2010 third quarter (Three months ended December 31, 2009)
(Amount: million yen)
	Automotive	Financial Services	All Other	Intersegment Elimination	Consolidated
Net revenues:
(1) Sales to external customers	4,858,896	301,958	132,036	—	5,292,890
(2) Intersegment sales	2,181	5,180	94,174	(101,535)	—
Total	4,861,077	307,138	226,210	(101,535)	5,292,890
Operating expenses	4,736,598	226,501	240,609	(99,927)	5,103,781
Operating income (loss)	124,479	80,637	(14,399)	(1,608)	189,109

TOYOTA MOTOR CORPORATION  FY2010 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(ii) Geographic information

FY2009 first nine months (Nine months ended December 31, 2008)
(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Intersegment Elimination	Consolidated
Net revenues:
(1) Sales to external customers	6,014,376	5,189,495	2,340,102	2,082,572	1,366,703	—	16,993,248
(2) Intersegment sales	4,207,048	102,549	104,311	227,388	236,162	(4,877,458)	—
Total	10,221,424	5,292,044	2,444,413	2,309,960	1,602,865	(4,877,458)	16,993,248
Operating expenses	10,063,922	5,505,217	2,479,068	2,132,216	1,490,212	(4,898,904)	16,771,731
Operating income (loss)	157,502	(213,173)	(34,655)	177,744	112,653	21,446	221,517

FY2010 first nine months (Nine months ended December 31, 2009)
(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Intersegment Elimination	Consolidated
Net revenues:
(1) Sales to external customers	5,087,418	4,153,463	1,595,222	1,698,306	1,136,124	—	13,670,533
(2) Intersegment sales	2,844,549	63,625	45,138	148,122	90,804	(3,192,238)	—
Total	7,931,967	4,217,088	1,640,360	1,846,428	1,226,928	(3,192,238)	13,670,533
Operating expenses	8,155,718	4,110,462	1,680,339	1,713,827	1,146,934	(3,188,997)	13,618,283
Operating income (loss)	(223,751)	106,626	(39,979)	132,601	79,994	(3,241)	52,250
Note: “Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION  FY2010 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

FY2009 third quarter (Three months ended December 31, 2008)
(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Intersegment Elimination	Consolidated
Net revenues:
(1) Sales to external customers	1,900,079	1,313,953	636,398	628,801	323,612	—	4,802,843
(2) Intersegment sales	1,113,973	25,093	24,112	55,133	57,906	(1,276,217)	—
Total	3,014,052	1,339,046	660,510	683,934	381,518	(1,276,217)	4,802,843
Operating expenses	3,178,323	1,586,484	703,903	643,446	347,923	(1,296,685)	5,163,394
Operating income (loss)	(164,271)	(247,438)	(43,393)	40,488	33,595	20,468	(360,551)

FY2010 third quarter (Three months ended December 31, 2009)
(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Intersegment Elimination	Consolidated
Net revenues:
(1) Sales to external customers	1,997,787	1,600,633	547,051	696,577	450,842	—	5,292,890
(2) Intersegment sales	1,096,053	22,105	13,901	65,961	43,166	(1,241,186)	—
Total	3,093,840	1,622,738	560,952	762,538	494,008	(1,241,186)	5,292,890
Operating expenses	3,059,921	1,543,040	582,291	695,361	454,611	(1,231,443)	5,103,781
Operating income (loss)	33,919	79,698	(21,339)	67,177	39,397	(9,743)	189,109
Note: “Other” consists of Central and South America, Oceania and Africa.

(6)   Significant Changes in Shareholders’ Equity

None